June 10, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 113 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 114 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1)
To merge the JNL/M&G Global Leaders Fund in JNL/Franklin Templeton Global Growth Fund, pursuant to a shareholder vote, effective September 16, 2013, and to add certain disclosure language pursuant to this fund merger.

2)
To add/remove the following funds, pursuant to investment sub-adviser replacements for these funds pursuant to a Manager of Managers’ Exemptive Order effective April 8, 2003 (Investment Company Act Release No. 25997) and the Notice of Application was filed on March 12, 2003 (Investment Company Act Release No. 25956), effective September 16, 2013:

Add
JNL/BlackRock Large Cap Select Growth Fund; and
JNL/Invesco Mid Cap Value Fund

Remove
JNL/UBS Large Cap Select Growth Fund; and
JNL/Lazard Mid Cap Equity Fund.

3)	To reflect other changes.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.